355 South Grand Avenue Los Angeles, California 90071-1560 Tel: +1.213.485.1234 Fax: +1.213.891.8763 www.lw.com FIRM / AFFILIATE OFFICES

Abu Dhabi    Moscow
Barcelona    Munich
Beijing    New Jersey
Brussels    New York
Chicago    Orange County
Doha    Paris
Dubai    Rome
Frankfurt    San Diego
Hamburg    San Francisco
Hong Kong    Shanghai
Houston    Silicon Valley
London    Singapore
Los Angeles    Tokyo
Madrid    Washington, D.C.
Milan

July 26, 2013

VIA E-MAIL AND EDGAR
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3010
100 F Street, N.E.
Washington, D.C. 20549
Attention:    Kevin Woody, Branch Chief
Jennifer Monick, Senior Staff Accountant

Re:	Hudson Pacific Properties, Inc.
Form 10-K for year ended December 31, 2012
File No. 001-34789
Ladies and Gentlemen:
On behalf of Hudson Pacific Properties, Inc. (the “Company” or “Hudson”), this letter responds to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Commission, received by e-mail on July 16, 2013 (the “Comment Letter”), with respect to the Company’s Form 10-K for the year ended December 31, 2012, which was filed with the Securities and Exchange Commission (the “Commission”) on March 14, 2013 (the “10-K”). For ease of review, we have set forth below each of the numbered comments of your letter and the Company’s responses thereto.
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 36
General

1.
You disclose same store NOI in your Supplemental Operating and Financial Data exhibit to your Form 8-K filed March 6, 2013. Please tell us if you consider same store NOI to be [a] key operating performance measure. To the extent you believe it is a key operating performance measure, in future periodic filings, please disclose this measure within your MD&A and discuss any period over period changes in this measure. Further, your disclosure should clearly define how you determined the same store pool.

Response: The Company respectfully advises the Staff that it has included disclosure regarding same-store NOI in its Supplemental Operating and Financial Data exhibit to its Form 8-K filed March 6, 2013 primarily in response to requests from its shareholders, who are accustomed to seeing similar information from other real estate companies. While the Company includes this information as a courtesy to its shareholders and to promote comparability between Hudson and its peers, the Company does not consider same-store NOI to be a key operating performance measure for Hudson. While other companies may view this information to be a key operating performance measure, Hudson has experienced significant growth since its initial public offering on June 29, 2010, one result of which is a same-store portfolio that has typically encompassed only a fraction of the Company. For example, the same-store portfolio included in the Company’s Supplemental Operating and Financial Data exhibit to its Form 8-K filed with the Commission on March 6, 2013 included only 11 of its office properties, while the Company’s entire office portfolio consisted of a total of 19 properties. Consequently, while the same-store NOI reflected in the Supplemental Operating and Financial Data exhibit provides information regarding the performance of the portfolio captured by the analysis, the Company does not consider that information to be a key operating performance measure for the Company.
Factors That May Influence Our Operating Results, page 38
Rental Revenue, page 39

2.	In future periodic filings, please disclose if any office leases that you renewed during the period were renewed at, below, or above the prior rent.
Response: In response to the Staff’s comment, in future periodic filings, the Company will provide a comparison of renewal rates under office leases executed over the most recently completed quarter to the expiring rates under those renewed leases. By way of example, the Company would anticipate including disclosure as follows:
“During the three months ended December 31, 2012, the Company renewed six office leases encompassing approximately 109,994 rentable square feet. The weighted average initial stabilized cash rents for those renewed leases were 53.4% above the expiring cash rents for the same space and the weighted average initial straight-line rents on those renewed leases were 51.3% above the expiring straight-line rents for the same space.”
Critical Accounting Policies, page 40
Investment in Real Estate Properties, page 40

3.
It appears that you capitalized certain internal costs to your Investment in Real Estate Properties. In future filings, to the extent material, please quantify and disclose personnel costs capitalized for all periods presented and discuss fluctuations in capitalized personnel costs for all periods presented within your MD&A.

Response: In response to the Staff’s comment, in future filings, to the extent material, the Company will quantify and disclose personnel costs capitalized for all periods presented and discuss fluctuations in capitalized personnel costs for all periods presented within the Company’s MD&A. By way of example, the Company would anticipate including disclosure as follows:
“Capitalized personnel costs for the three months ended March 31, 2013 and 2012 were approximately $XX million and $XX million, respectively. The increase in personnel costs capitalized was due to increased development and leasing activity during the first three months of 2013 as compared to the first three months of 2012.”
Results of Operations, page 42
Comparison of the year ended December 31, 2012 to the year ended December 31, 2011, page 42

4.
We note you have multiple factors that impact your results of operations for several line items. For example, we note that Media & Entertainment Rental Revenue increased due to higher rents and occupancy. In future filings, please separately quantify the impact from each factor.

Response: In response to the Staff’s comment, in future filings, to the extent line items reflected in the Company’s results of operations are impacted by multiple factors, the Company will modify its presentation to separately quantify the impact from each factor.
Financial Statements
Consolidated Statements of Operations, page F-5

5.	Please tell us how you determined it was appropriate to present Dividend declared per common share on the face of the income statement. Please refer to paragraph 5 of ASC 260-10-45.
Response: The Company respectfully acknowledges that under paragraph 5 of ASC 260-10-45 it should not present Dividend declared per common share on the face of the income statement included in the Company’s 10-K. In response to the Staff’s comment, in future filings of the Company’s 10-K, the Company will not present Dividend declared per share on the face of the income statement. However, the Company will continue to disclose the amount of dividends declared to its common shareholders on the face of the income statement included in its interim financial statements on Form 10-Q in accordance with ASC 270-10-S99(b)(2).
Notes to Consolidated Financial Statements, page F-10
2. Summary of Significant Accounting Policies, page F-10

Revenue Recognition, page F-12

6.
On page 27, you disclose that GSA and Saatchi & Saatchi North America, Inc. may terminate their lease prior to expiration. Please tell us how you considered this termination option in your calculation of rental revenue on a straight-line basis. Please refer to ASC 840-20.

Response: As a matter of policy, straight-line rental revenue has been calculated through the estimated fixed non-cancelable lease term in accordance with Accounting Standards Codification 840 Leases (“ASC 840”). Historically, the Company’s estimate of the fixed non-cancelable lease term for leases with early termination provisions included the entire lease term, as the leases included economic disincentives associated with the exercise of early termination options, such as payment for unamortized concessions and similar monetary and practical disincentives. In response to the Staff’s comment, the Company reviewed its policy regarding the calculation of straight-line rental revenue under leases with early termination options. Upon further review, the Company noted its policy was applied broadly and did not fully take into account the magnitude of the economic and other disincentives in its determination of whether the continuation of the leases appeared reasonably assured at its inception (i.e., the likelihood of whether the respective tenant would exercise its early termination rights). However, the Company determined that approximately $0.2 million and $0.1 million of additional straight-line rental income had been recognized cumulatively as of December 31, 2012 and during 2012, respectively, as a result of the broad application of the noted policy. The additional straight-line rental income recognized cumulatively and during 2012 is insignificant (i.e., approximately 0.1% of 2012’s revenues of $166 million). The Company will continue to ensure the appropriate application of the noted policy with respect to its determination of the fixed non-cancelable lease term for leases with early termination options on a lease-by-lease basis.
10. Equity, page F-22
Stock-Based Compensation, page F-25
Hudson Pacific Properties, Inc. 2012 Outperformance Program, page F-26

7.	Please tell us how you complied with ASC 718-10-50, or tell us how you determined it was not necessary to disclose the method of estimating the fair value of the 2012 Outperformance Program.
Response: In response to the Staff’s comment, in future filings, the Company will disclose the method of estimating the fair value of the 2012 Outperformance Program. By way of example, the Company would anticipate including disclosure, as follows:
“The 2012 Outperformance Program was valued, in accordance with ASC 718 “Compensation-Stock Compensation,” at an aggregate of approximately $3.49 million utilizing a Monte Carlo simulation to estimate the probability of the performance vesting conditions being satisfied. The Monte Carlo simulation used a statistical formula underlying the Black-Scholes and binomial formulas and such simulation was run 100,000 times. For each simulation, the payoff is calculated at the settlement dates, which is then discounted to the award date at a risk-free interest rate. The average of the values over all simulations is the expected value of the unit on the award date. Assumptions used in the valuations included (1) factors associated with the underlying performance of the Company’s stock price and total shareholder return over the term of the performance awards including total stock return volatility and risk-free interest and (2) factors associated with the relative performance of the Company’s stock price and total shareholder return when compared to the SNL Equity REIT Index. The valuation was performed in a risk-neutral framework, so no assumption was made with respect to an equity risk premium. The fair value of the 2012 OPP Units is based on the sum of: (1) the present value of the expected payoff to the OPP Award on the measurement dates, if the TSR over the applicable measurement period exceeds performance hurdles of the absolute and the relative TSR components; and (2) the present value of the distributions payable on the 2012 OPP Units. The ultimate reward realized on account of the OPP Award by the holders of the 2012 OPP Units is contingent on the TSR achieved on the measurement dates, both in absolute terms and relative to the TSR of the SNL Equity REIT Index. The per unit fair value of each 2012 OPP Unit was estimated on the date of grant using the following assumptions in the Monte Carlo valuation: expected price volatility for the Company and the SNL Equity REIT index of 36% and 35%, respectively; a risk-free rate of 0.40%; and total dividend payments over the measurement period of $1.62 per share.”
* * * *
I have attached hereto a written statement from the Company acknowledging that the Company and its management are responsible for the accuracy and adequacy of the disclosures they have made. Please do not hesitate to contact me by telephone at (213) 891-8371 or by fax at (213) 891-8763 with any questions or comments regarding this correspondence.
Very truly yours,

Julian T.H. Kleindorfer
of LATHAM & WATKINS LLP

Enclosures

cc:     Victor J. Coleman, Hudson Pacific Properties, Inc.
Mark T. Lammas, Hudson Pacific Properties, Inc.
Harout Diramerian, Hudson Pacific Properties, Inc.
Kay L. Tidwell, Hudson Pacific Properties, Inc.

July 26, 2013

Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3010
100 F Street, N.E.
Washington, D.C. 20549
Attention:     Kevin Woody, Branch Chief
Jennifer Monick, Senior Staff Accountant

Re:	Hudson Pacific Properties, Inc.
Form 10-K for year ended December 31, 2012
File No. 001-34789

Ladies and Gentlemen:

Hudson Pacific Properties, Inc. (the “Company”) hereby acknowledges that, with respect to the Company’s response letter (appended hereto) addressing comments of the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) regarding the Company’s Form 10-K for the year ended December 31, 2012:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions concerning these instructions, please contact the undersigned.
Sincerely,

/s/ Mark T. Lammas

Mark T. Lammas
Chief Financial Officer